December 16, 2009

VIA EDGAR SUBMISSION AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

               Susann Reilly

               James Lopez

Re: Exopack Holding Corp.

       Form 10-K for Fiscal Year Ended December 31, 2008

       File No. 333-136559

Dear Ladies and Gentlemen:

     On behalf of Exopack Holding Corp., a Delaware corporation (the “Company”), please find below the Company’s response to the comments contained in the letter to Jack E. Knott, dated December 2, 2009, from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”). For your convenience, the Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).

Part III. Executive Compensation, page 34

Compensation Philosophy and Objectives and Compensation Process, page 34

Short-Term Incentive Compensation Management Incentive Program, page 35

1.  We note the disclosure on page 37 regarding the use and disclosure of adjusted EBITDA targets and the statement that you believe “disclosure of such targets would cause    competitive harm to the Company as the financial targets involve confidential information.” Please revise future filings to disclose the specific performance targets used to determine incentive amounts or provide a detailed analysis regarding how disclosure of the targets would cause you competitive harm. Please provide a copy of any draft disclosure to be used in future filings.

Exopack Holding Corp.

3070 Southport Road

Spartanburg, SC 29302

(864) 596-7140

(864) 596-7175 fax

www.exopack.com

Response:

     The specific performance targets contemplated by our Management Incentive Program (the “Performance Targets”) constitute confidential commercial and financial information, the disclosure of which would result in substantial competitive harm to the Company. Accordingly, such performance targets may be withheld from public disclosure under Instruction 4 to Item 402(b) of Regulation S-K. In accordance with the guidance provided in response to Question 118.04 in the Compliance & Disclosure Interpretations relating to Regulation S-K (last updated October 26, 2009), we have completed a competitive harm analysis taking into account our specific facts and circumstances and the nature of the Performance Targets. Before analyzing the substantial competitive injury likely to result to the Company from disclosure of the Performance Targets, it is important to highlight the fact that competition presents a significant business risk to the Company, as discussed in the first risk factor set forth in Item 1A of the Form 10-K. We compete against a number of companies that sell similar and substitute packaging products, consisting principally of manufacturers of flexible packaging products who offer a broad range of products and maintain production and marketing facilities domestically and internationally. The competition that we face includes competition in the pricing of our products, competition in our ability to retain our existing customers and competition to develop relationships with other potential customers. Some of our competitors have more extensive production facilities, longer operating histories, and greater financial, marketing and other resources than we have. For the reasons discussed below, the Company’s already intense competition would become even more intense if our competitors or our customers learned details about the Performance Targets.

     Disclosing the Performance Targets would result in substantial competitive injury to the Company primarily because such disclosure would: (i) reveal sensitive information about the Company, its strategic plans and its operational and financial budget that could be used by our competitors, our customers and potential customers and other third parties to our competitive disadvantage; (ii) make it more difficult for the Company to attract and retain key employees; and (iii) make it more difficult for the Company to achieve long-term value.

Use of Sensitive Information Implicit in Performance Targets by Competitors, Customers and Other Third Parties

     Disclosing the Performance Targets would provide our competitors, our current and potential customers, our suppliers and other third parties with sensitive and confidential information about our quarterly and annual strategic goals and forecasts for our individual operating segments and our business as a whole, which could be extremely damaging to our competitive position. Our board of directors sets Performance Targets applicable to each quarterly period that are based on the Adjusted EBITDA of the Company as a whole and each of the Company’s individual operating segments. Adjusted EBITDA figures are not included in the Company’s financial statements and, except as described in the following sentence, are not otherwise publicly available. Typically, the Company’s quarterly earnings call includes a discussion of the Company’s overall Adjusted EBITDA results for the most recently-completed quarter and a forward-looking outlook with respect to the Company’s overall Adjusted EBITDA for the remainder of the year (accompanied by the presentations and reconciliations required by Regulation G).

Adjusted EBITDA results for the Company’s operating segments are not addressed in such earnings calls. Third parties (most notably our competitors, current and potential customers and suppliers) could monitor the publication of our Performance Targets to attempt to determine the particular operating segments on which the Company is choosing to focus its resources for a given quarter or quarters. This sensitive information could, for example, give competitors the insight needed to more aggressively pursue one or more customers or prospective customers within a particular operating segment, particularly where Performance Targets reveal a changing role for such operating segment within our overall strategic plan relative to previous periods (which changes may be made known to our customers by our competitors). This information could also indicate to competitors and other third parties that we foresee significant growth for a particular operating segment or for our business as a whole or that we intend to expand our business, whether through acquisition or otherwise. Competitors could use this information to adjust their own business plans and strategies. Moreover, it is important to note that many of our competitors possess a significant amount of knowledge about our business and our customer base. This knowledge, coupled with the ability to determine whether or not we achieve certain of our quarterly Performance Targets at any time after our quarterly earnings call, could position our competitors to evaluate whether our business is susceptible to pricing challenges and to price their own products accordingly.

     Furthermore, even if disclosure of Performance Targets is accompanied by disclosure explaining that our Performance Targets are adopted as an element of our executive compensation program and are intended to be challenging and reasonably aggressive in order to motivate superior performance by the participating officers, the Company’s failure to meet its Performance Targets could be easily mischaracterized or negatively perceived. Our competitors could mischaracterize the implication of any failure to meet disclosed Performance Targets. For example, after comparing quarterly Performance Targets with the Company’s actual Adjusted EBITDA results discussed in our quarterly earnings calls, our competitors could proactively inform our customers or potential customers to whom we are submitting quotes or bids of instances in which we fail to achieve Performance Targets as a means of implying that we failed to execute on our financial goals. Even without mischaracterization by our competitors, any failure to achieve Performance Targets could be negatively perceived or misunderstood by customers, suppliers and other third parties and may decrease their willingness to do business with us on as favorable terms as they would in the absence of such a negative perception.

     The sensitive quarterly and annual strategic information that may be inferred from Performance Targets could also be used by existing and prospective customers and by suppliers that are knowledgeable about our business and the flexible packaging industry to gain leverage in negotiations for new contracts or for future contract renewals and extensions. For example, we derive a significant amount of our annual revenue from a relatively small number of customers, each of which is included within one of our operating segments. The margins on the contracts that we negotiate with these customers vary significantly.

The disclosure of Performance Targets (particularly those that relate to an individual segment that includes an important customer or potential customer) and the information thereby conveyed about our quarterly strategic plans and forecasts could provide third parties with a preview of our internal expectations regarding certain customer contract renewals and extensions and may be used by customers or potential customers to gain an advantage in connection with the negotiation of a contract during the applicable quarter.

Impede Ability to Attract and Retain Key Employees

     Regular disclosure of the Performance Targets could also significantly impede our ability to attract and retain key employees which, as discussed in the risk factors set forth in Item 1A of the Form 10-K, is an important factor relating to the success of our business. If the Company is required to disclose the Performance Targets, our competitors will be able to determine, on a quarterly basis, whether the Company achieves its overall Performance Target and how much of a bonus (if any) was received for such quarter by our Chief Executive Officer and any other officer whose bonus is dependent on the Company’s overall Performance Target. Competitors will be able to use such information in their recruiting efforts to attempt to characterize the Performance Targets as unrealistic or as unlikely to be achieved compared to the competitors’ own criteria for cash incentive programs. In addition, when competitors determine that a particular key employee did not receive a bonus following a given quarter or that a particular key employee is not likely to receive a bonus for the current quarter due to the Company’s failure or likely failure to achieve its overall Performance Target, such competitors may focus recruiting efforts on such key employee.

Impede Ability of the Company to Achieve Long-Term Value

     Finally, requiring the Company to disclose Performance Targets will likely have the effect of impeding the Company’s ability to achieve long-term value in favor of short-term goals that are easier to achieve. When establishing Performance Targets, the Company’s board of directors often has a long-term goal in mind that requires particularly aggressive or challenging Performance Targets for one or more quarters. However, if concerned about the many potential adverse consequences resulting from the failure of the Company to achieve Performance Targets that are required to be disclosed, the Company’s board of directors may be forced to set Performance Targets that are more achievable in the short term. These concerns would impede the Company’s ability to lay the groundwork necessary to achieve the long-term goals desired by our sole stockholder and could make the Company’s management reluctant to seize on opportunities that it would otherwise pursue and that its competitors will instead pursue. As a result, the Company will be less competitive in the long run. To be clear, the Company’s sole stockholder, which controls the Company’s board of directors, understands the sensitive nature of the Performance Targets and the internal strategies that can be inferred from the disclosure of such targets and supports the continued confidentiality of such information.

Exhibits

2. It appears that you have not filed annexes, exhibits and schedules to Exhibit 10.1, the “Amended and restated credit agreement dated as of January 31, 2006, as amended and restated as of October 31, 2007,” incorporated by reference from the previous year’s Form 10-K. Please revise future filings to provide the annexes, exhibits and schedules.

Response:

     In accordance with this comment, the Company will file as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2009 the entire Amended and Restated Credit Agreement dated as of January 31, 2006, as amended and restated as of October 31, 2007, including all annexes, exhibits and schedules.

* * * * *

     We hope that the foregoing has been responsive to the Staff’s comments. The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company appreciates the opportunity to enhance its public disclosures. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (847) 885-3975.

Very truly yours,
/s/ Jack E. Knott
Jack E. Knott
President and Chief Executive Officer

cc:	Michael Alger, Chair, Audit Committee of the Board of Directors
Jonathan D. Heard, Chief Financial Officer
Fred Taylor, PricewaterhouseCoopers LLP
Reed W. Topham, Stoel Rives LLP